================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


               AK STEEL HOLDING CORPORATION (FORMERLY ARMCO INC.)
            ---------------------------------------------------------
                                (Name of Issuer)

             Series B $3.625 Cumulative Convertible Preferred Stock
                (Formerly Class A Preferred Stock of Armco Inc.)
            ---------------------------------------------------------
                         (Title of Class of Securities)

                                    001547306
            ---------------------------------------------------------
                                 (CUSIP Number)

                               December 31, 1999
            ---------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        |X|     Rule 13d-1(b)

        | |     Rule 13d-1(c)

        | |     Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================


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CUSIP No. 001547306                 13G                        Page 2 of 5 Pages

--------------------------------------------------------------------------------
(1)     NAME OF REPORTING PERSON
        Reliance Financial Services Corporation

        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        I.R.S. Employer Identification No.: 51-0113548

--------------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                            (a) | |
                                                            (b) | |
--------------------------------------------------------------------------------
(3)     SEC USE ONLY

--------------------------------------------------------------------------------
(4)     CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                                (5)     SOLE VOTING POWER
                                        -0-
 NUMBER OF SHARES               ------------------------------------------------
BENEFICIALLY OWNED              (6)     SHARED VOTING POWER
     BY EACH
 REPORTING PERSON               ------------------------------------------------
       WITH                     (7)     SOLE DISPOSITIVE POWER
                                        -0-
                                ------------------------------------------------
                                (8)     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
(9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        -0-
--------------------------------------------------------------------------------
(10)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             | |
--------------------------------------------------------------------------------
(11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        -0-
--------------------------------------------------------------------------------
(12)    TYPE OF REPORTING PERSON*
        HC
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 001547306                 13G                        Page 3 of 5 Pages

Item 1.    (a)  Name of Issuer:
                AK Steel Holding Corporation (Formerly Armco Inc.)

           (b)  Address of Issuer's Principal Executive Offices:
                703 Curtis Street, Middletown, Ohio 45043

Item 2.    (a)  Name of Person Filing:
                Reliance Financial Services Corporation

           (b)  Address of Principal Business Office or, if none, Residence:
                Park Avenue Plaza, 55 East 52nd Street, New York, NY 10055

           (c)  Citizenship:
                Delaware

           (d)  Title of Class of Securities:
                Series B $3.625 Cumulative Convertible Preferred Stock (Formerly Class A Preferred Stock of Armco Inc.)

           (e)  CUSIP Number:
                001547306

Item 3.    (g)  |X| Parent Holding Company, in accordance with Section
                    240.13d-1(b)(1)(ii)(G)

Item 4.    Ownership.

           (a)  Amount Beneficially Owned As of December 3l, l999:
                -0-

           (b)  Percent of Class:
                -0-
           (c)  Number of shares as to which such person has:

               (i)   sole power to vote or to direct the vote:
                     -0-

               (ii)  shared power to vote or to direct the vote:
                     -0-

               (iii) sole power to dispose or to direct the disposition of:
                     -0-

               (iv)  shared power to dispose or to direct the disposition of:
                     -0-



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CUSIP No. 001547306                  13G                       Page 4 of 5 Pages


Item 5.    Ownership of Five Percent or Less of a Class.

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

           Reliance Insurance Company

Item 8.    Identification and Classification of Members of the Group.

           Not Applicable

Item 9.    Notice of Dissolution of Group.

           Not Applicable

CUSIP No. 001547306                   13G                      Page 5 of 5 Pages

Item 10.        Certification.


     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 11, 2000 as of December 31, 1999


      RELIANCE FINANCIAL SERVICES CORPORATION


      By: /s/ James E. Yacobucci
          -----------------------------------
          James E. Yacobucci
          Senior Vice President-Investments